CERTIFICATE OF AMENDMENT
OF
BYLAWS
OF
BANK OF MARIN BANCORP

    Nancy Boatright certifies that:

1.She is the Secretary of Bank of Marin Bancorp (the “Company”).

2.Article V, Section 5.1 of the Bylaws of the Company is amended to read as follows:

5.1    Officers. The officers of the corporation shall be a chairperson of the board, a chief executive officer, a president, a secretary, and a chief financial officer. The corporation may also have, at the discretion of the board of directors, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, a vice chairperson of the board and such other officers as may be appointed in accordance with the provisions of Section 5.3 of this Article V. Any number of offices may be held by the same person.

3.Article V, Section 5.3 of the Bylaws of the Company is amended to read as follows:

5.3    Subordinate Officers. The board of directors hereby empowers the chief executive officer, if there be such officer, or the president, to appoint such other officers and employees as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the bylaws or as the chief executive officer, there be such officer, or as the president may from time to time determine.

4.Article V, Section 5.7 of the Bylaws of the Company is amended to read as follows:

5.7    Chief Executive Officer. The chief executive officer, if such an officer be elected, shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors and subject to such supervisory powers, if any, as may be given by the board of directors, have general supervision, discretion, and control of the business and the officers of the corporation. He or she shall preside as chairperson at all meetings of the shareholders and directors not presided over by the chairperson or vice-chairperson of the board, shall have the general powers and duties that are prescribed by the board of directors or the bylaws, and shall be primarily responsible for carrying out all orders and resolutions of the board of directors.

5.Article V, Section 5.8 of the Bylaws of the Company is amended to read as follows:

5.8    President. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairperson of the board, the vice chairperson of the board, and the chief executive officer, if there be such officer, the president shall be the chief executive officer of the corporation if none has been elected and shall, subject to the control of the board of directors and the chief executive officer, if there be such officer, have general supervision, direction, and control of the business and the officers of the corporation. The President shall have the general powers and duties of management usually vested in the office of president of a corporation and shall have such other powers and duties as may be prescribed by the board of directors, the chief executive officer, if there be such officer, or these bylaws.

6.Article V, Section 5.8 entitled “Vice Presidents” shall be renumbered as Section 5.9, Article V, Section 5.9 entitled “Secretary” shall be renumbered as Section 5.10, Article V, Section 5.10 entitled “Chief Financial Officer” shall be renumbered as Section 5.11, and Article V, Section 5.11 entitled “Vice Chairperson of the Board” shall be renumbered as Section 5.12.

7.The foregoing amendments to the Company’s Bylaws have been duly approved by the Board of Directors of the Company by unanimous written consent on June 9, 2021.

    The undersigned declares under penalty of perjury that the matters set forth in the foregoing Certificate are true and correct of her own knowledge and that this declaration was executed on June 15, 2021 at Novato, California.

Dated: 6/15/2021         /s/ Nancy Boatright
Nancy Boatright, Secretary